Exhibit 99.1

HOLLINGER INC.

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NOTICE OF ANNUAL

MEETING OF SHAREHOLDERS

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NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of shareholders of Hollinger Inc. (the "Corporation") will be held at The Ramada Hotel & Suites, Ballroom B and C, 300 Jarvis Street, Toronto, Ontario, on September 27, 2007 at 10:00 a.m. (Toronto time) for the following purposes:

1.	to receive and consider the financial statements of the Corporation for its financial year ended March 31, 2007, together with the report of the auditors thereon;

2.	to elect directors;

3.	to appoint auditors and to authorize the directors to fix the auditors' remuneration; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Shareholders are invited to attend the Meeting.  Shareholders are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof, in the envelope provided for that purpose, whether or not they are able to attend personally.  Only shareholders of record at the close of business on August 21, 2007 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

DATED at Toronto, Ontario this 15th day of August, 2007.

By Order of the Board of Directors

(signed)  Stanley M. Beck
Chairman